EXHIBIT 99.1
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Pursuant to Rule 16a-1(a)(2)(ii)(B) under the Securities Exchange Act of 1934, as amended (the "Act"), Perseus-Soros Partners, Perseus Partners, SFM Participation, Perseuspur, Mr. Pearl, SFM AH, Mr. Soros, and SFM LLC may be deemed to be beneficial owners of the shares beneficially owned by Perseus-Soros only to the extent of the greater of his or its respective direct or indirect interest in the profits or capital account of Perseus-Soros. Pursuant to Rule 16a-1(a)(4) under the Act, this filing shall not be deemed an admission that Perseus-Soros Partners, Perseus Partners, SFM Participation, Perseuspur, Mr. Pearl, SFM AH, Mr. Soros or SFM LLC is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any securities owned by Perseus-Soros in excess of such amount.